1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001



July 16, 2013


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re:         The Advisors' Inner Circle Fund Registration Statement on Form N-14
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Act of 1933, as amended, the Trust's Registration Statement on Form N-14. This filing relates to the Agreement and Plan of Reorganization with regard to the reorganization of the Invesco Disciplined Equity Fund (the "Target Fund"), a series of AIM Equity Funds (Invesco Equity Funds), into the AT Disciplined Equity Fund (the "Acquiring Fund"), a series of the Trust. Pursuant to the Agreement and Plan of Reorganization, the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Sincerely,


/s/ David W. Freese
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David W. Freese